

August 12, 2010

By facsimile to (480) 894-6433 and U.S. Mail

Mr. Steven G. Bunger
Chairman, President, and Chief Executive Officer
7420 South Kyrene Road, Suite 101
Tempe, AZ 85283

>   **Re: Mobile Mini, Inc.**
>   **Annual Report on Form 10-K for the fiscal year**
>   **ended December 31, 2009**
>   **Filed March 1, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 30, 2010**
>   **File No. 1-12804**

Dear Mr. Bunger:

We have reviewed your filings and have the comments below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K

Business, page 1
Product Lives and Durability, page 6

1. We note your reference on page 7 to the independent appraiser that conducted appraisals of your fleet. As the appraiser appears to be an expert, in future filings if you retain this or similar disclosure, please identify the appraiser by name.

Management's Discussion and Analysis of Financial Condition . . . , page 27
Liquidity and Capital resources, page 35

2. In future filings, please include a materially complete description of your outstanding notes. If you continue to use the term "Senior Notes," please define the term and identify the debt securities to which it relates and provide a summary of the key terms

of the notes.

Disclosure Controls, page 90

3. We note your statement that your chief executive officer and your chief financial officer "concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in Exchange Act reports filed is communicated to management (including the CEO and CFO) in a timely manner." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please confirm to us that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Commission's rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them or adding other impermissible qualifications.

Exhibits 10.5 and 10.6

4. It does not appear that you have filed the schedules and exhibits to the credit agreement listed as exhibit 10.5 and the schedules to the amended credit agreement listed as exhibit 10.6. Please file your complete credit agreement and amended credit agreement, including all of their schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

14A

Non-Employee Director Stock Ownership Requirements, page 9

5. In future filings, please disclose the then current status of your directors' compliance with your stock ownership policy.

Executive Compensation, page 13
Compensation Discussion & Analysis, page 13
General

6. We note that your compensation discussion and analysis contains information about prior years as well as information about policies and practices applicable to your employees generally. In future filings, please prepare your compensation discussion and analysis disclosure so that its focus is on the compensation of your named

executive officers for the then applicable year and minimize your inclusion of other information except to the extent that it directly relates to or serves to illuminate your compensation decisions for your named executive officers. Please refer to Item 402(b) of Regulation S-K.

7. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is unnecessary and describe the process that you undertook to reach that conclusion.

Bonus History, page 13

8. Please provide us a reconciliation of your disclosure on page 13 that of your five named executive officers only Mr. Funk received a bonus for 2009 with the information in your summary compensation table, which shows that four of your five named executive officers received incentive cash compensation in 2009. Please note that we may have additional comments based on your response.

Base Salary, page 15

9. We note your disclosure about your salary-setting process for 2007. With a view towards future disclosure, please provide us a materially complete discussion and analysis of the process by which you determined the amounts of the base salaries of your named executive officers for 2009. Please provide a detailed response, and please note that we may have additional comments based on your response.

Non-Equity Incentive Plan and Bonuses, page 16

10. We note the amounts disclosed for 2009 in column (g) of the summary compensation table. With a view towards future disclosure, please provide us a materially complete discussion and analysis of the process by which you determined the amounts shown in column (g) for 2009. In doing so, please provide us all of the applicable performance targets (quantifying them to the extent that were quantified) and, for each target that was achieved, please provide us your actual performance with respect to the target. Please provide a detailed response, and please note that we may have additional comments based on your response.

Equity-Based Incentives, page 17

11. We note the restricted stock awards that you made in December 2009. With a view towards future disclosure, please provide us a materially complete discussion and analysis of the process by which you determined the amounts of these awards. The disclosure throughout this section does not meaningfully explain why the actual amounts of shares of restricted stock awarded to each named executive officer in 2009 were appropriate under the circumstances, how the compensation committee determined the amounts for the non-performance based awards, and to what extent

the specific EBITDA targets for the performance-based awards were met, exceeded, or not met. Please provide a detailed response, and please note that we may have additional comments based on your response.

12. Please provide us a reconciliation of your statement on page 17 that you did not make performance-based equity awards until 2010 with the statement in footnote 1 to the summary compensation table, which indicates that you made performance-based equity awards in 2009. Please note that we may have additional comments based on your response.

Post-Employment Compensation, page 27

13. With a view towards future disclosure, please provide us all of the disclosures, including quantitative disclosures, required by Item 402(j) of Regulation S-K.

Compensation Committee, page 28

14. With a view towards future disclosure, please provide us a materially complete description of the role of your president, chief executive officer, and chairman played in evaluating employee performance, establishing performance targets and objectives, and providing recommendations to the compensation committee on compensation to be paid to employees. In doing so, please address whether Mr. Bunger establishes performance targets and objectives or provides recommendations to the compensation committee relating to performance targets, objectives, and similar items that affect his compensation. Please also address the extent to which Mr. Bunger retains the ability to call compensation committee meetings or meet with consultants used by the compensation committee. Finally, please address whether the board of directors or compensation committee evaluates the performance of Mr. Bunger.

Closing

Please respond to the comments within 10 business days, or tell us when you will provide us a response. Please provide us a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in its filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 if you have any questions about the comments or related matters.

Very truly yours,

Pamela A. Long
Assistant Director